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                                                                    Exhibit 99.1

                          COOLBRANDS INTERNATIONAL INC.

                Annual and Special Meeting of the Shareholders of
                  CoolBrands International Inc. ("CoolBrands")

                                February 27, 2006

                            REPORT ON VOTING RESULTS
         National Instrument 51-102 - Continuous Disclosure Obligations
                                  Section 11.3

    Total Subordinate Voting Shares (SVS) Issued and Outstanding: 50,005,069
      Total Multiple Voting Shares (MVS) Issued and Outstanding: 6,027,864

               Matter Voted Upon                           Outcome of Vote
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1. Special resolution approving the                  Carried by a show of hands
discontinuance of CoolBrands under the Companies
Act (Nova Scotia) and the continuance of CoolBrands under the Canada Business Corporations
Act, as described in the management information circular of CoolBrands dated January 13, 2006.

2. Special resolution approving the share capital    Carried by a show of hands
restructuring of CoolBrands, as described in the management information circular of CoolBrands dated January 13, 2006.

3. Election of the following directors: Robert E.    Carried by a show of hands
Baker, Beth Bronner, Romeo DeGasperis, William R.
McManaman, Aaron Serruya, Michael Serruya, David
M. Smith, Joshua Sosland, and David J. Stein.

4. Appointment of BDO Seidman, LLP as auditors.      Carried by a show of hands

No ballots were conducted on any matter.